UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

FIRST QUARTER 2026 RESULTS

INVESTOR RELATIONS Jorge Collazo | jorge.collazo@kof.com Lorena Martin | lorena.martinl@kof.com Bryan Silva | bryan.silva@kof.com Emilio Díaz | emilio.diaz@kof.com kofmxinves@kof.com

Mexico City, April 29, 2026, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the first quarter of 2026.

FIRST QUARTER HIGHLIGHTS

•	Volume increased 1.2%.
•	Revenue increased 1.1%; on a currency neutral basis, revenue grew 6.0%.
•	Operating income decreased 2.3%; on a currency neutral basis, operating income increased 2.6%.
•	Majority net income decreased 15.5% driven mainly by an increase in our comprehensive financing result.
•	Earnings per share[1] were Ps. 0.26 (Earnings per unit were Ps. 2.07 and per ADS were Ps. 20.67.).

FINANCIAL SUMMARY FOR THE FIRST QUARTER RESULTS
Change vs. same period of last year
		Total Revenues	Gross Profit	Operating Income	Majority Net Income
		1Q26	1Q26	1Q26	1Q26
As Reported	Consolidated	1.1%	4.5%	(2.3%)	(15.5%)
	Mexico & Central America	(1.4%)	0.7%	(17.4%)
	South America	4.3%	10.0%	18.8%

Comparable (2)	Consolidated	6.0%	9.5%	2.6%
	Mexico & Central America	1.4%	3.7%	(14.2%)
	South America	12.3%	18.3%	26.9%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

“Our first quarter results reflected the resiliency of our business and the advantages that a diversified footprint affords. Consolidated volume growth was supported by positive contributions from most of our operations, including strong performances in Argentina, Brazil, Colombia, and Guatemala that helped offset a volume decline in Mexico. As expected, we faced a softer consumer backdrop in Mexico compounded by the excise tax increase. Despite these headwinds, we gained share across most of our markets and categories and achieved record volumes for a first quarter in key markets such as Brazil, Colombia, and Guatemala. Our consolidated margins remained stable, supported by a strong performance in South America that compensated for pressures in Mexico and Central America. Unfavorable volume and mix impacts from the excise tax increase, severance and IT expenses resulted in a 17.4% drop in operating income in Mexico and Central America which was partially compensated by a 18.8% operating income growth in South America driven by volume growth and fixed costs and expenses absorption, resulting in a consolidated operating income decline of 2.3% for the quarter.

Looking ahead, we remain focused on strengthening our competitive position through targeted revenue management initiatives that support sustainable volume growth over the long term. Throughout 2026, we will also leverage the FIFA World Cup platform across our markets, while continuing to capture efficiencies and savings to protect profitability and prioritize the sustainable long-term growth of our business.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 2 of 14

RECENT DEVELOPMENTS

•	On March 24, 2026, Coca-Cola FEMSA held its Annual Ordinary General Shareholders’ Meeting, during which its shareholders approved, among other things, the Company’s consolidated financial statements for the year ended December 31, 2025, the annual report presented by the Board of Directors, the declaration and payment of dividends corresponding to the fiscal year 2025, and the appointment or reelection of the members of the Board of Directors, Planning and Finance, Audit, and Corporate Practices Committees for 2026. The shareholders’ meeting approved the payment of a cash dividend in the amount of Ps. 7.74 per KOF UBL unit (Ps. 0.9675 per share) to be paid in four equal installments of Ps. 1.935 per KOF UBL unit (Ps. 0.241875 per share) on April 21, July 14, October 13, and December 8, 2026, for all outstanding shares on the payment date.

•	Coca-Cola FEMSA released its 2025 integrated annual report, the annual report on Form 20-F filing to the U.S. Securities and Exchange Commission, and the annual report filing to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). These three reports are available on the Investor Relations section of Coca-Cola FEMSA´s website at www.coca-colafemsa.com

•	Coca-Cola FEMSA published its 2025 integrated annual report, now including IFRS S1/S2 sustainability disclosures alongside the financial statements with independent assurance—one year ahead of local requirements—improving its usefulness for investor decision-making. It also includes the Company’s first TNFD-aligned disclosure—becoming the first non-alcoholic beverage company in the Americas (fourth globally) to register as a TNFD Adopter—and highlights 2025 progress: 1.35 liters per liter water-use ratio, 123,842 tons of PET collected (27% rPET in primary packaging), 87% renewable electricity, 38% lower Lost-Time Incident Rate since 2023, and 32.3% women in leadership.

•	On April 21, 2026, Coca-Cola FEMSA paid the first installment of the ordinary dividend approved for Ps. 0.241875 per share, for a total cash distribution of Ps. 4,065.1 million.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 3 of 14

CONSOLIDATED FIRST QUARTER RESULTS

CONSOLIDATED FIRST QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2026	1Q 2025	Δ%	Δ%
Total revenues	70,925	70,157	1.1%	6.0%
Gross profit	33,255	31,832	4.5%	9.5%
Operating income	9,032	9,248	(2.3%)	2.6%
Adj. EBITDA (2)	13,374	13,254	0.9%	6.1%

Volume increased 1.2% to 998.4 million-unit cases, driven by volume growth in most of our operations that was partially offset by a decline in Mexico.

Total revenues increased 1.1% to Ps. 70,925 million. This increase was driven mainly by revenue management initiatives and a volume increase in most of our countries, partially offset by the negative translation effect from all our operating currencies into Mexican pesos. Excluding currency translation effects, total revenues increased 6.0%.

Gross profit increased 4.5% to Ps. 33,255 million, and gross margin expanded 150 basis points to 46.9%. This expansion was driven mainly by lower sweetener and PET costs, coupled with the appreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by higher fixed costs such as labor and depreciation, coupled with unfavorable mix effects. Excluding currency translation effects, gross profit increased 9.5%.

Operating income decreased 2.3% to Ps. 9,032 million, and operating margin contracted 50 basis points to 12.7%. This margin contraction was driven mainly by rightsizing initiatives and IT expenses, related to the implementation of SAP4Hana, in addition we recorded higher operating expenses such as marketing and depreciation. These effects were partially offset by expense efficiencies such as freight and maintenance across our operations. In addition, this quarter we recognized an income of Ps. 95 million, net of expenses, related to insurance claims from Hurricane John that impacted Mexico in September 2024. Excluding currency translation effects, operating income increased 2.6%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 4 of 14

Comprehensive financing result recorded an expense of Ps. 1,752 million, compared to an expense of Ps. 1,126 million in the previous year. This increase was driven mainly by a loss in financial instruments of Ps. 167 million, as compared to a gain of Ps. 135 million recorded in the same period of the previous year, driven mainly by an increase in rates and the valuation of matured financial instruments in Brazil.

In addition, we recorded a higher interest expense, net, because of an increase in interest expenses driven mainly by new bond issuances in U.S. dollars and Mexican pesos. Moreover, we recorded a reduction in interest income because of a lower cash position in key markets.

Additionally, we recognized a foreign exchange loss of Ps. 117 million in the first quarter of 2026 as compared to a loss of Ps. 59 million in the same period of the previous year. The loss this year was driven mainly by the quarterly appreciation of the Brazilian Real and the Costa Rican Colon as applied to our U.S. dollar-denominated cash position, coupled with the quarterly depreciation of the Mexican peso as applied to our U.S. dollar-denominated net debt position.

These effects were partially offset by the recognition of a higher gain in monetary positions in inflationary subsidiaries related to Argentina for Ps. 104 million as compared to a gain of Ps. 87 million recorded in the same period of the previous year.

Income tax as a percentage of income before taxes was 36.6% as compared to 33.4% during the same period of 2025. This increase was driven mainly by inflationary effects in Argentina and non-creditable taxes in Mexico.

Net income attributable to equity holders of the company decreased 15.5% to reach Ps. 4,342 million. This decrease was driven mainly by an increase in our comprehensive financing result, coupled with a decrease in our operating income. Earnings per share1 were Ps. 0.26 (Earnings per unit were Ps. 2.07 and per ADS were Ps. 20.67.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 5 of 14

MEXICO & CENTRAL AMERICA DIVISION FIRST QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2026	1Q 2025	Δ%	Δ%
Total revenues	39,117	39,669	(1.4%)	1.4%
Gross profit	19,020	18,886	0.7%	3.7%
Operating income	4,461	5,400	(17.4%)	(14.2%)
Adj. EBITDA (2)	7,128	7,908	(9.9%)	(6.6%)

Volume decreased 1.6% to 544.5 million-unit cases, driven by a volume decline in Mexico, partially offset by volume growth in the rest of our territories in the division.

Total revenues decreased 1.4% to Ps. 39,117 million. This performance was driven mainly by unfavorable mix and currency translation effects from all our operating currencies into Mexican pesos. These effects were partially offset by revenue management initiatives and volume increases in our territories in Central America. Excluding currency translation effects, total revenues increased 1.4%.

Gross profit increased 0.7% to Ps. 19,020 million, and gross margin expanded 100 basis points to 48.6%. This margin expansion was driven mainly by lower sweetener and PET costs, coupled with the appreciation of the Mexican peso as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by unfavorable mix effects. Excluding currency translation effects, gross profit increased 3.7%.

Operating income decreased 17.4% to Ps. 4,461 million, and operating margin contracted 220 basis points to 11.4%. Our operating income includes the recognition of insurance claims in Mexico, net of expenses, for Ps. 95 million.

This operating margin contraction was driven mainly by an increase in operating expenses such as marketing, depreciation, restructuring and IT. These effects were partially offset by operating expense efficiencies such as maintenance and distribution. Excluding currency translation effects, operating income decreased 14.2%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 6 of 14

SOUTH AMERICA DIVISION FIRST QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2026	1Q 2025	Δ%	Δ%
Total revenues	31,809	30,488	4.3%	12.3%
Gross profit	14,235	12,947	10.0%	18.3%
Operating income	4,571	3,848	18.8%	26.9%
Adj. EBITDA (2)	6,246	5,346	16.8%	25.8%

Volume increased 4.8% to 453.9 million-unit cases, driven by volume growth across all the countries in the division.

Total revenues increased 4.3% to Ps. 31,809 million. This increase was driven mainly by volume growth and revenue management initiatives, offsetting an unfavorable currency translation from all our operating currencies into Mexican pesos. Excluding currency translation effects, total revenues increased 12.3%.

Gross profit increased 10.0% to Ps. 14,235 million, and gross margin expanded 230 basis points to 44.8%. This expansion was driven by lower sweetener and PET costs, coupled with the appreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by higher fixed costs such as depreciation. Excluding currency translation effects, gross profit increased 18.3%.

Operating income increased 18.8% to Ps. 4,571 million, resulting in an operating margin expansion of 180 basis points to 14.4%. This operating margin increase was driven mainly by operating leverage, coupled with expense efficiencies such as labor, partially offset by higher expenses such as marketing. Excluding currency translation effects, operating income increased 26.9%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 7 of 14

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refer to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions to maintain comparability.

Due to the average depreciation of the Argentine peso and most of the operating currencies relative to the Mexican peso in the first quarter of 2026, as compared to the same period of 2025, we had an unfavorable currency translation effect into Mexican pesos. Please see page 14 for exchange rate fluctuations.

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 8 of 14

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information, with the U.S. Securities and Exchange Commission, or the “SEC”, and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio to more than 268 million consumers. With over 90,000 employees, the Company markets and sells approximately 4.2 billion-unit cases through more than 2.1 million points of sale a year. Operating 55 manufacturing plants and 256 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, S&P/BMV Total Mexico ESG Index, and the MSCI ACWI Index. Its operations encompass certain territories in Mexico, Brazil, Guatemala, Colombia, and Argentina and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay and, in Venezuela, through an investment in Coca-Cola FEMSA de Venezuela, S.A. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(5 pages of tables to follow)

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 9 of 14

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the First Quarter of:
	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	5,990.8		5,921.8		1.2%	1.2%
Volume (million unit cases)	998.4		986.5		1.2%	1.2%
Average price per unit case	68.64		68.99		-0.5%
Net revenues	70,631		70,073		0.8%
Other operating revenues	295		84		251.7%
Total revenues (2)	70,925	100.0%	70,157	100.0%	1.1%	6.0%
Cost of goods sold	37,670	53.1%	38,324	54.6%	-1.7%
Gross profit	33,255	46.9%	31,832	45.4%	4.5%	9.5%
Operating expenses	24,145	34.0%	22,478	32.0%	7.4%
Other operative expenses, net	176	0.2%	184	0.3%	-4.4%
Operative equity method (gain) loss in associates(3)	(97)	0.1%	(78)	0.1%	24.8%
Operating income (5)	9,032	12.7%	9,248	13.2%	-2.3%	2.6%
Other non operative expenses, net	(162)	0.2%	26	0.0%	NA
Non Operative equity method (gain) loss in associates (4)	18	0.0%	(76)	0.1%	NA
Interest expense	2,087		1,879		11.1%
Interest income	515		590		-12.8%
Interest expense, net	1,572		1,288		22.1%
Foreign exchange loss (gain)	117		59		97.1%
Loss (gain) on monetary position in inflationary subsidiaries	(104)		(87)		19.6%
Market value (gain) loss on financial instruments	167		(135)		NA
Comprehensive financing result	1,752		1,126		55.7%
Income before taxes	7,422		8,172		-9.2%
Income taxes	2,688		2,681		0.3%
Result of discontinued operations	-		-		NA
Consolidated net income	4,735		5,492		-13.8%
Net income attributable to equity holders of the company	4,342	6.1%	5,139	7.3%	-15.5%	-10.4%
Non-controlling interest	392	0.6%	352	0.5%	11.3%

Adj. EBITDA & CAPEX	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	9,032	12.7%	9,248	13.2%	-2.3%	2.6%
Depreciation	3,406		3,114		9.4%
Amortization and other operative non-cash charges	936		893		4.9%
Adj. EBITDA (5)(6)	13,374	18.9%	13,254	18.9%	0.9%	6.1%
CAPEX(8)	3,138		4,228		-25.8%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 13 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle and Leão Alimentos, among others.

(4)              Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)              The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(6)              Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(7)              Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(8)              As of March 31, 2026, the investment in fixed assets effectively paid is equivalent to Ps. 4,183 million.

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 10 of 14

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the First Quarter of:
	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,815.3		2,903.1		-3.0%	-3.0%
Volume (million unit cases)	544.5		553.3		-1.6%	-1.6%
Average price per unit case	70.86		71.08		-0.3%
Net revenues	39,106		39,662
Other operating revenues	11		7
Total Revenues (2)	39,117	100.0%	39,669	100.0%	-1.4%	1.4%
Cost of goods sold	20,096	51.4%	20,783	52.4%
Gross profit	19,020	48.6%	18,886	47.6%	0.7%	3.7%
Operating expenses	14,479	37.0%	13,360	33.7%
Other operative expenses, net	132	0.3%	156	0.4%
Operative equity method (gain) loss in associates (3)	(52)	0.1%	(31)	0.1%
Operating income (4)	4,461	11.4%	5,400	13.6%	-17.4%	-14.2%
Depreciation, amortization & other operating non-cash charges	2,667	6.8%	2,508	6.3%
Adj. EBITDA (4)(5)	7,128	18.2%	7,908	19.9%	-9.9%	-6.6%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 13 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle, among others.

(4)              The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(5)              Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(6)              Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the First Quarter of:
	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,175.5		3,018.7		5.2%	5.2%
Volume (million unit cases)	453.9		433.2		4.8%	4.8%
Average price per unit case	65.97		66.32		-0.5%
Net revenues	31,525		30,411
Other operating revenues	284		77
Total Revenues (2)	31,809	100.0%	30,488	100.0%	4.3%	12.3%
Cost of goods sold	17,574	55.2%	17,541	57.5%
Gross profit	14,235	44.8%	12,947	42.5%	10.0%	18.3%
Operating expenses	9,666	30.4%	9,118	29.9%
Other operative expenses, net	44	0.1%	28	0.1%
Operative equity method (gain) loss in associates (3)	(45)	0.1%	(47)	0.2%
Operating income (4)	4,571	14.4%	3,848	12.6%	18.8%	26.9%
Depreciation, amortization & other operating non-cash charges	1,676	5.3%	1,498	4.9%
Adj. EBITDA (4)(5)	6,246	19.6%	5,346	17.5%	16.8%	25.8%
(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 13 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos, among others.
(4)	The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 11 of 14

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Mar-26	Dec-25	% Var.	Liabilities & Equity	Mar-26	Dec-25	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	4,875	7,944	-39%
	41,346	28,067	47%	Suppliers	29,385	31,898	-8%
Total accounts receivable	17,749	22,146	-20%	Short-term leasing Liabilities	952	631	51%
Inventories	14,814	14,014	6%	Other current liabilities	43,133	26,284	64%
Other current assets	12,233	10,343	18%	Total current liabilities	78,345	66,757	17%
Total current assets	86,141	74,570	16%	Non-Current Liabilities	-	-
Non-Current Assets	-	-		Long-term bank loans and notes payable	82,233	71,834	14%
Property, plant and equipment	180,491	174,289	4%	Long Term Leasing Liabilities	2,857	2,273	26%
Accumulated depreciation	(68,766)	(65,159)	6%	Other long-term liabilities	22,811	19,647	16%
Total property, plant and equipment, net	111,725	109,130	2%	Total liabilities	186,246	160,511	16%
Right of use assets	3,461	2,617	32%	Equity	-	-
Investment in shares	10,587	10,588	0%	Non-controlling interest	8,645	7,827	10%
Intangible assets and other assets	104,318	102,356	2%	Total controlling interest	138,225	146,201	-5%
Other non-current assets	16,883	15,278	11%	Total equity	146,870	154,029	-5%
Total Assets	333,116	314,539	6%	Total Liabilities and Equity	333,116	314,539	6%

	March 31, 2026
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	63.2%	3.8%	8.5%
U.S. Dollars	18.2%	37.7%	4.2%
Colombian Pesos	1.6%	57.3%	11.2%
Brazilian Reals	16.4%	36.3%	9.7%
Argentine Pesos	0.6%	0.0%	32.7%
Total Debt	100%	18.0%	8.0%

(1) After giving effect to swaps.
(2) Calculated based on the weighting of the outstanding debt mix for each year.

Financial Ratios	Mar 31, 2026	Dec 31, 2025	Δ%
Net debt including effect of hedges (1)(3)	47,535	52,846	-10.0%
Net debt including effect of hedges / Adj. EBITDA (1)(3)	0.80	0.89
Adj. EBITDA/ Interest expense, net (1)	1.82	10.26
Capitalization (2)	38.0%	35.4%
(1) Net debt = total debt - cash
(2) Total debt / (total debt + shareholders' equity)
(3) After giving effect to swaps.

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 12 of 14

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	1Q 2026					1Q 2025					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	300.9	28.6	84.9	37.2	451.6	307.9	30.4	87.1	38.5	463.8	-2.6%
Guatemala	43.3	2.2	0.5	2.1	48.0	42.0	1.9	0.8	2.1	46.8	2.7%
CAM South	36.4	2.5	0.2	5.7	44.9	34.7	2.3	0.2	5.4	42.7	5.2%
Mexico and Central America	380.6	33.3	85.6	45.1	544.5	384.7	34.6	88.0	46.0	553.3	-1.6%
Colombia	67.4	10.6	3.6	6.7	88.4	61.7	9.8	3.5	6.2	81.2	8.9%
Brazil (3)	248.9	23.9	2.8	30.4	306.0	242.4	24.1	2.9	26.0	295.4	3.6%
Argentina	31.3	6.9	2.0	5.4	45.6	31.4	6.2	1.3	4.3	43.3	5.4%
Uruguay	10.4	2.4	-	1.0	13.8	10.1	2.3	-	1.0	13.4	3.3%
South America	358.0	43.9	8.4	43.6	453.9	345.6	42.4	7.8	37.5	433.2	4.8%
TOTAL	738.7	77.2	93.9	88.7	998.4	730.3	77.0	95.8	83.5	986.5	1.2%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	1Q 2026					1Q 2025					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	1,644.6	211.1		261.5	2,117.1	1,735.6	217.3		272.9	2,225.8	-4.9%
Guatemala	318.0	20.3		23.2	361.6	311.9	18.0		23.3	353.1	2.4%
CAM South	264.8	16.1		55.8	336.6	255.0	14.9		54.3	324.2	3.8%
Mexico and Central America	2,227.4	247.4		340.5	2,815.3	2,302.4	250.2		350.4	2,903.1	-3.0%
Colombia	492.3	105.7		50.2	648.2	446.0	98.0		47.8	591.8	9.5%
Brazil (3)	1,672.3	206.1		337.8	2,216.2	1,629.7	206.3		292.7	2,128.7	4.1%
Argentina	163.4	36.3		43.1	242.9	160.1	35.7		36.3	232.2	4.6%
Uruguay	50.8	9.0		8.4	68.2	49.4	8.7		8.0	66.1	3.2%
South America	2,378.8	357.2		439.5	3,175.5	2,285.2	348.7		384.8	3,018.7	5.2%
TOTAL	4,606.2	604.6		780.0	5,990.8	4,587.6	598.9		735.2	5,921.8	1.2%

Revenues
Expressed in million Mexican Pesos	1Q 2026	1Q 2025	Δ %
Mexico	31,127	31,262	-0.4%
Guatemala	3,909	4,173	-6.3%
CAM South	4,081	4,234	-3.6%
Mexico and Central America	39,117	39,669	-1.4%
Colombia	5,891	5,364	9.8%
Brazil (4)	21,319	20,310	5.0%
Argentina	3,195	3,434	-7.0%
Uruguay	1,404	1,380	1.8%
South America	31,809	30,488	4.3%
TOTAL	70,925	70,157	1.1%

(3) Volume and transactions in Brazil do not include beer
(4) Brazil includes beer revenues of Ps. 1,313.0 million for the first quarter of 2026 and Ps. 1,343.1 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refer to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 13 of 14

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	1Q26	YTD
Mexico	4.63%	1.17%	1.17%
Colombia	5.74%	2.92%	2.92%
Brazil	3.75%	1.30%	1.30%
Argentina	32.80%	8.42%	8.42%
Costa Rica	-2.88%	-1.14%	-1.14%
Panama	-0.22%	0.33%	0.33%
Guatemala	2.52%	0.39%	0.39%
Nicaragua	2.92%	1.49%	1.49%
Uruguay	3.06%	1.62%	1.62%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)
	1Q26	1Q25	Δ %
Mexico	17.56	20.42	-14.0%
Colombia	3,695.49	4,188.58	-11.8%
Brazil	5.26	5.84	-10.1%
Argentina	1,417.76	1,057.00	34.1%
Costa Rica	485.77	507.67	-4.3%
Panama	1.00	1.00	0.0%
Guatemala	7.66	7.71	-0.6%
Nicaragua	36.62	36.62	0.0%
Uruguay	39.09	43.03	-9.2%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Mar-26	Mar-25	Δ %	Ene-26	Ene-25	Δ %
Mexico	18.07	20.32	-11.1%	17.97	20.27	-11.4%
Colombia	3,695.92	4,192.57	-12.5%	3,757.08	4,409.15	-14.8%
Brazil	5.22	5.74	-9.1%	5.50	6.19	-11.1%
Argentina	1,382.00	1,074.00	28.7%	1,455.00	1,032.00	41.0%
Costa Rica	467.85	504.21	-7.2%	501.42	512.73	-2.2%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.65	7.71	-0.8%	7.66	7.71	-0.5%
Nicaragua	36.62	36.62	0.0%	36.62	36.62	0.0%
Uruguay	40.48	42.13	-3.9%	39.04	44.07	-11.4%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 14 of 14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Gerardo Cruz Celaya
Gerardo Cruz Celaya Chief Financial Officer

Date: April 28, 2026